Exhibit 99.1

N E W S  R E L E A S E

Siyata Mobile Media Advisory: Press Conference- Important Corporate Development in SYTA

Vancouver, BC – December 12, 2024 -- Siyata Mobile Inc. (Nasdaq: SYTA) (“Siyata” or the “Company”), a global developer and vendor of Push-to-Talk over Cellular (PoC) handsets and accessories, is pleased to announce that the Company will host an upcoming press event that will showcase a new significant material development, which is tentatively scheduled for late December, 2024.

Marc Seelenfreund, Siyata’s Chief Executive Officer, and others will be the featured presenters, and the Company will provide further scheduling and viewing details in an upcoming press release. Media representatives are invited to contact IR@siyata.net to RSVP or for additional details.

Key Recent Achievements:

●	Siyata’s product acceptance and expansion has continually increased.

●	Record Revenue Growth: On November 14, 2024, Siyata reported its highest-ever quarterly revenue of $5.9 million, marking a 200% year-over-year increase and a 55% growth year-to-date.

●	Major Order Secured: On November 4, 2024, the Company confirmed a $2.5 million order for Q1 2025, consisting of its PoC handsets and Real Time View devices for an existing client.

●	Strategic Product Expansion: On October 21, 2024, Siyata unveiled the next-generation SD7 Ultra Series 5G mission-critical push-to-talk (MCPTT) cellular radio handsets, to be available on T-Mobile’s extensive 5G network—the largest in the United States.

Mr. Seelenfreund further emphasized, “Siyata is in the best position it’s been in since our company’s inception, as our capital expenditures have directly improved all performance metrics, and we look forward to delivering continued successful results. Please tune into our upcoming press conference, which will highlight a next level shareholder value creation event that you surely won’t want to miss.”

About Siyata Mobile

Siyata Mobile Inc. is a B2B global developer and vendor of next-generation Push-To-Talk over Cellular handsets and accessories. Its portfolio of rugged PTT handsets and accessories enables first responders and enterprise workers to instantly communicate over a nationwide cellular network of choice, to increase situational awareness and save lives. Police, fire, and ambulance organizations as well as schools, utilities, security companies, hospitals, waste management companies, resorts and many other organizations use Siyata PTT handsets and accessories today.

In support of our Push-to-Talk handsets and accessories, Siyata also offers enterprise-grade In-Vehicle solutions and Cellular Booster systems enabling our customers to communicate effectively when they are in their vehicles, and even in areas where the cellular signal is weak.

Siyata sells its portfolio through leading North American cellular carriers, and through international cellular carriers and distributors.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA”, and its warrants under the symbol “SYTAW”.

Visit www.siyata.net to learn more.

Investor Relations:

Brett Maas

Hayden IR

SYTA@Haydenir.com

646-536-7331

Siyata Mobile Corporate:

Glenn Kennedy, VP of International Sales

Siyata Mobile Inc.

glenn@siyata.net

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance, or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites and social media have been provided as a convenience, and the information contained on such websites or social media is not incorporated by reference into this press release.

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